RADA Raises $10M from Leading Israeli Institutional Investors

NETANYA, Israel, August 21, 2017 -- RADA Electronic Industries Ltd. (NASDAQ: RADA) today announced that it has received and accepted purchase offers from several Israeli institutional investors to purchase 4,604,500 ordinary shares for $2.15 per ordinary share, or approximately $10 million in the aggregate. Among these investors are Yelin-Lapidot Investment House, More Investment House, Noked Capital, and The Phoenix Insurance Company.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities. Any offers of securities will be made only by means of a prospectus supplement and accompanying base prospectus. A shelf registration statement on Form F-3 (File No. 333-212643), including a base prospectus, relating to the securities being offered has been filed with the SEC and declared effective. A prospectus supplement relating to the offering is being filed by the Company with the SEC. Copies of the prospectus supplement, together with the accompanying base prospectus, can be obtained at the SEC’s website at http://www.sec.gov or from the Company.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radars for Force and Border Protection and Avionics Systems (including Inertial Navigation Systems) for fighter aircraft and UAVs.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Company Contact: Shiri Lazarovich, CFO Tel: +972-9-892-1111 mrkt@rada.com www.rada.com	Investor Relations Contact: Ehud Helft/Gavriel Frohwein GK Investor & Public Relations Tel: +1 646 688 3559 rada@gkir.com